UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 5, 2014

AVIV REIT, INC.

(Exact Name of Registrant as Specified in Charter)

Maryland	333-173824-103	27-3200673
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

303 W. Madison Street, Suite 2400 Chicago, Illinois	60606
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (312) 855-0930

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On November 5, 2014, Aviv REIT, Inc., a Maryland corporation (the “Company”), through Financing VI Healthcare Property, L.L.C., an indirect wholly-owned subsidiary of the Company (the “Buyer”), entered into an asset purchase agreement (the “Purchase Agreement”) with Diamond Senior Living, LLC (the “Seller”), a subsidiary of General Electric Credit Corporation of Tennessee (itself a subsidiary of General Electric Capital Corporation (“GE”)), pursuant to which the Buyer agreed to acquire from the Seller a portfolio of 28 properties and one office building (collectively, the “Assets”), upon the terms and subject to the conditions set forth in the Purchase Agreement (the “Acquisition”).

At the closing of the Acquisition (the “Closing”), the Buyer will pay an aggregate purchase price of $305 million in cash (the “Purchase Price”). In connection with the Closing, the Buyer anticipates financing a portion of the Purchase Price with a term loan from GE in the approximate amount of $180 million, which term loan is expected to be secured by mortgages on certain of the Assets. The Closing is also subject to certain customary closing conditions, including the absence of a tenant material adverse effect or a material breach or default under, or termination of, the Master Lease or the Master Transaction Agreement, in each case as defined in the Purchase Agreement.

The Purchase Agreement provides for a due diligence period for Buyer to investigate the Assets and, in the Buyer’s discretion, the Buyer may elect to terminate the Purchase Agreement by providing written notice to the Seller by 4:00 p.m. Eastern Time on November 19, 2014, in which event the Deposit (as defined below) will be returned to Buyer. Subject to certain conditions, either the Buyer or the Seller may terminate the Purchase Agreement (i) if the Closing has not occurred prior to December 31, 2014, (ii) in the event of the issuance of a final, nonappealable injunction of a court or governmental body prohibiting the transactions contemplated in the Purchase Agreement, (iii) if any of the representations or warranties of the other party are or become untrue or incorrect in any material respect such that a closing condition would not be satisfied or (iv) if there is an uncured material breach by the other party. The Seller may also terminate the Purchase Agreement if the Buyer has not delivered the Deposit to the escrow agent, as described below. Except as described in the immediately following paragraph, no termination fee is payable by either party upon a termination of the Purchase Agreement.

Within three business days following the execution of the Purchase Agreement, the Buyer will pay a deposit of $9,150,000 (the “Deposit”) into an escrow fund. Subject to certain conditions, if the Purchase Agreement is terminated by the Seller due to a Buyer default, the Deposit will be released from escrow to the Seller. Subject to certain conditions, if the Purchase Agreement is terminated for any other reason other than a Buyer default, the Deposit will be released from escrow to the Buyer. Subject to certain conditions, if the Purchase Agreement is terminated by Buyer due to a Seller default, the Seller will promptly reimburse the Buyer and its affiliates for certain third party expenses in an amount not to exceed $2,000,000. If the Closing occurs, the Deposit will be applied to fund a portion of the Purchase Price.

The Purchase Agreement contains customary representations, warranties and covenants as set forth therein, including certain indemnification obligations.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On November 5, 2014, the Company issued a press release announcing the Buyer’s entry into the Purchase Agreement. A copy of the press release is furnished with this Current Report on Form 8-K and attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

(d) The following is a list of the exhibits filed herewith.

Exhibit No.	Description of Exhibit

2.1	Asset Purchase Agreement, dated as of November 5, 2014, between Financing VI Healthcare Property, L.L.C. and Diamond Senior Living, LLC

99.1	Press Release dated November 5, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 5, 2014	AVIV REIT, INC.

	By:	/s/ Samuel H. Kovitz
	Name:	Samuel H. Kovitz
	Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Asset Purchase Agreement, dated as of November 5, 2014, between Financing VI Healthcare Property, L.L.C. and Diamond Senior Living, LLC

99.1	Press Release dated November 5, 2014

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